File No. 811-_______
   As filed with the Securities and Exchange Commission on December 18, 1997

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                   FORM N-8A


                         NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8(a) OF THE
                        INVESTMENT COMPANY ACT OF 1940

      The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:


                             SEPARATE ACCOUNT VL-R
                                      OF
                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                                    (Name)

                  c/o American General Life Insurance Company
                             2727-A Allen Parkway
                           Houston, Texas 77019-2191
                    (Address of Principal Business Office)

                                (713) 831-3632
                    (Telephone Number, including area code)


                            Steven A. Glover, Esq.
               Associate General Counsel and Assistant Secretary
                    American General Life Insurance Company
                             2727-A Allen Parkway
                           Houston, Texas 77019-2191
              (Name and address of agent for service of process)

                                  Copies to:

               Gary O. Cohen, Esq. and Thomas C. Lauerman, Esq.
                        Freedman, Levy, Kroll & Simonds
                   1050 Connecticut Avenue, N.W., Suite 825
                            Washington, D.C. 20036

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

   YES [ ]   NO  [X]


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

                                   Form N-8A

Item 1.  Exact name of registrant.

      Separate Account VL-R of American General Life Insurance Company.

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

      Texas, May 6, 1997.

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

      Insurance company separate account.

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

      Unit investment trust.

Item 5.  If registrant is a management company:

      Not applicable.

Item 6. Name and address of each investment adviser of registrant.

      None.

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

      Not applicable.

Item 8. If registrant is an unincorporated investment company not having a board of directors:

      (a) state the name and address of each sponsor of registrant;

      American General Life Insurance Company, 2727-A Allen Parkway, Houston, Texas 77019-2191

      (b) state the name and address of each officer and director of each sponsor of registrant;


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

     NAME                            ADDRESS                       POSITION
Robert M. Devlin             2929 Allen Parkway                    Chairman
                             Houston, Texas 77019

James S. D'Agostino          2929 Allen Parkway                    Vice Chairman
                             Houston, Texas 77019

Jon P. Newton                2929 Allen Parkway                    Vice Chairman
                             Houston, Texas 77019

Rodney O. Martin, Jr.        2727-A Allen Parkway                  Director, President &
                             Houston, Texas 77019                  Chief Executive Officer

David A. Fravel              2727-A Allen Parkway                  Director & Senior Vice President - Life
                             Houston, Texas 77019                  Operations and Insurance Services

Robert F. Herbert, Jr.       2727-A Allen Parkway                  Director, Senior Vice President
                             Houston, Texas 77019                  Chief Financial Officer,
                                                                   Treasurer & Controller

Royce G. Imhoff              2727-A Allen Parkway                  Director, Senior Vice President &
                             Houston, Texas 77019                  Chief Marketing Officer

John V. LaGrasse             2727-A Allen Parkway                  Director, Senior Vice President--
                             Houston, Texas 77019                  Information Technology

Simon J. Leech, ACS          2727-A Allen Parkway                  Senior Vice President, Houston
                             Houston, Texas 77019                  Service Center

Peter V. Tuters              2929 Allen Parkway                    Director, Vice President &
                             Houston, Texas 77019                  Chief Investment Officer

Philip K. Polkinghorn        2727-A Allen Parkway                  Director, Senior Vice President
                             Houston, Texas 77019

Wayne A. Barnard             2727-A Allen Parkway                  Vice President & Chief Actuary
                             Houston, Texas 77019

Rosalia S. Nolan             2727-A Allen Parkway                  Vice President, Policy Administration
                             Houston, Texas77019

Thomas B. Phillips           2727-A Allen Parkway                  Vice President, Secretary & General
                             Houston, Texas 77019                  Counsel


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

Larry M. Robinson            2727-A Allen Parkway                   Vice President, Variable Products--
                             Houston, Texas 77019                   Marketing

Steven A. Glover             2727-A Allen Parkway                   Associate General Counsel &
                             Houston, Texas 77019                   Assistant Secretary

Joyce A. Bilski              2727-A Allen Parkway                   Administrative Officer
                             Houston, Texas 77019

Farideh Farrokhi             2727-A Allen Parkway                   Assistant Controller
                             Houston, Texas 77019

Kenneth D. Nunley            2727-A Allen Parkway                   Associate Tax Officer
                             Houston, Texas 77019


      (c) state the name and address of each trustee and each custodian of registrant.

      Not applicable.

Item 9. (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

      No.

      (b) If registrant is currently issuing and offering its securities to the public through the underwriter, state the name and address of such underwriter.

      Not applicable.

      (c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

      Yes.

      (d) State whether registrant has any securities currently issued and outstanding (yes or no).

      No.

      (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than


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

short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

      Not applicable.

Item 10. State the current value of registrant's total assets.

      $0.

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business
Investment Act of 1958 (yes or no).

      No.

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its security holders, if any.

      None.


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

                               SIGNATURES


      Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Houston and the state of Texas on the 12th day of December, 1997.


                         Signature:  Separate Account VL-R of American General
                                     Life Insurance Company
                                       (Name of Registrant)

                                 By: American General Life Insurance Company
                                       (Name of Sponsor)

                                     /s/ROBERT F. HERBERT, JR.
                                 By: ---------------------------
                                     Robert F. Herbert, Jr.
                                     (Name of officer of sponsor)

        /s/STEVEN A. GLOVER, ESQ.
Attest: -------------------------
         Steven A. Glover, Esq.
         Associate General Counsel and Assistant Secretary


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